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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 1)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------

                            PLY GEM INDUSTRIES, INC.
                            (Name of Subject Company)

                                  NTK SUB, INC.
                                  NORTEK, INC.
                                    (Bidders)

                          ----------------------------

                          COMMON STOCK, $0.25 PAR VALUE
                         (Title of Class of Securities)

                                    729416107
                      (CUSIP Number of Class of Securities)

                                RICHARD L. BREADY
                                  NORTEK, INC.
                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on behalf of Bidder)

                          ----------------------------

                                    COPY TO:
                             DAVID C. CHAPIN, ESQ.
                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000

                                 AUGUST 21, 1997

                          ----------------------------

                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $394,047,615
                          AMOUNT OF FILING FEE $78,809

-------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 20,207,570 shares of common stock, $0.25 par value, of Ply Gem Industries, Inc. (the "Company") (collectively, the "Shares") at a price per Share of $19.50 in cash (the "Offer Price"). Such number of shares represents all of the Shares outstanding as of July 28, 1997 (other than the 640,000 Shares held by Nortek, Inc.) and assumes the exercise of all outstanding options and the vesting of all unvested stock.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid, identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $78,809
Form or registration no:  Schedule 14D-1
Filing party:  NTK Sub, Inc. and Nortek, Inc.
Date filed:  July 29, 1997

                   (Exhibit Index is located on Page II-3)
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") of NTK Sub, Inc., a Delaware corporation, and Nortek, Inc., a Delaware corporation, filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934 on July 29, 1997 with the Securities and Exchange Commission.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION

     Item 10(b)-(c) is amended to add the following sentence:

     10(b)-(c) The waiting period under the HSR Act expired without extension on August 14, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is amended to add the following Exhibits (a)(10) and (b)(1):

          (a)(10) Text of Press Release, dated August 11, 1997.

          (b)(1) Commitment Letter, dated August 14, 1997 between Fleet National Bank and Nortek, Inc.



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 1997

                                  NORTEK, INC.



                                       By: /s/ Richard L. Bready
                                           -------------------------------------
                                       Name:   Richard L. Bready
                                       Title:     President

                                       NTK SUB, INC.



                                       By: /s/ Richard L. Bready
                                           -------------------------------------
                                       Name:   Richard L. Bready
                                       Title:     President



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                                  EXHIBIT INDEX

Exhibit                              Description
-------                              -----------

(a)(10) Text of Press Release, dated August 11, 1997.

(b)(1) Commitment Letter, dated August 14, 1997 between Fleet National Bank and Nortek, Inc.



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